UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to

Commission File Number 1-6780

RAYONIER INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES
(Full title of the Plan)

RAYONIER INC.
50 North Laura Street
Jacksonville, Florida 32202
Telephone Number: (904) 357-9100
(Principal Executive Office)
(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES

PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

DECEMBER 31, 2001 AND 2000

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

i

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of the
Rayonier Investment and Savings Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated June 19, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Jacksonville, Florida
June 14, 2002

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2001			December 31, 2000
	Participant Directed	Non-Participant Directed	Total	Participant Directed	Non-Participant Directed	Total
ASSETS

Receivables:
Accrued income	$155,197	$219,789	$374,986	$77,270	$431	$77,701
Member contributions	49,529	22,413	71,942	136,923	—	136,923

Total receivables	204,726	242,202	446,928	214,193	431	214,624
Investments, at fair value	59,718,516	30,705,822	90,424,338	63,383,758	24,833,278	88,217,036

Total assets	59,923,242	30,948,024	90,871,266	63,597,951	24,833,709	88,431,660

LIABILITIES

Accounts payable	105,740	18,008	123,748	31,085	12,107	43,192
Payable to Rayonier	—	—	—	—	27,716	27,716

Total liabilities	105,740	18,008	123,748	31,085	39,823	70,908

Net assets available for benefits	$59,817,502	$30,930,016	$90,747,518	$63,566,866	$24,793,886	$88,360,752

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Year Ended December 31, 2001

	Participant Directed	Non-Participant Directed	Total
INVESTMENT INCOME (LOSS) / CONTRIBUTIONS
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(1,588,354)	$6,734,806	$5,146,452
Dividends	326,892	903,364	1,230,256
Interest	853,520	8,397	861,917

	(407,942)	7,646,567	7,238,625

Contributions:
Employer		1,861,847	1,861,847
Members’	4,303,793	—	4,303,793

	4,303,793	1,861,847	6,165,640

Total investment income / contributions	3,895,851	9,508,414	13,404,265

DISTRIBUTIONS / EXPENSES
Distributions to members	8,705,960	2,103,980	10,809,940
Administrative expenses	160,084	47,475	207,559

Total distributions and expenses	8,866,044	2,151,455	11,017,499

Net increase (decrease) prior to transfers	(4,970,193)	7,356,959	2,386,766
Member-directed transfers	1,220,829	(1,220,829)	—

Net increase (decrease)	(3,749,364)	6,136,130	2,386,766
Net assets available for plan benefits:
Beginning of year	63,566,866	24,793,886	88,360,752

End of year	$59,817,502	$30,930,016	$90,747,518

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan

The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the “Company” or the “Sponsor”) upon the first day of any month following the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective November 1, 2001, Investors Bank & Trust Company replaced Bankers Trust as trustee and Mass Mutual replaced Hewitt as recordkeeper of the Plan.

(b)  Contributions

1.  Participant Directed—Each year, members may elect to contribute up to 16 percent of the member’s salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis or a combination thereof.

2.  Non-participant Directed—The Company makes a matching contribution of 60 percent of the first 6 percent of each member’s salary that is contributed to the Plan. Additionally, the Company contributes one-half of 1 percent of each member’s salary to the members retirement account (“retirement contributions”).

Matching Company contributions and retirement contributions are invested entirely in the Rayonier Inc. Company Stock Fund until a member, who has attained age 55, elects to have all or part of the Company contributions transferred to a fund investing in fixed income investments (Blended Stable Value Fund). This allows participants approaching retirement age to reduce the risk of holding the vested Company match and retirement contributions entirely in the Rayonier Inc. Common Stock Fund. Pre-tax member contributions were limited by the Internal Revenue Service to $10,500 during the year ended December 31, 2001.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

(c)  Member Accounts

Each member’s account is credited with the member’s contribution and the related Company contribution. Plan earnings (losses) and administrative expenses are allocated to member accounts based upon account balances.

(d)  Vesting

Members are immediately vested in their contributions plus actual earnings thereon. Vesting in the member’s Company contribution account plus actual earnings thereon is based on years of service. A member vests 20 percent after each year of service; full vesting takes place after five years of service.

(e)  Investment Options

Prior to November 1, 2001, the Plan offered investment options from Bankers Trust. Effective with the appointment of Investors Bank & Trust as trustee and Mass Mutual as recordkeeper as of November 1, 2001, a different set of investment options became available to all participants in addition to the Rayonier Inc. Common Stock Fund. At the time of conversion, the Rayonier Inc. Common Stock Fund (Fund A) was transferred in kind to Investors Bank & Trust, while Fund B (Pyramid Equity Index Fund) and Fund D (Pyramid Balanced Fund) were liquidated and transferred to Investors Bank & Trust. The cash proceeds from Fund B were invested in the Mass Mutual Indexed Equity Fund. The cash proceeds from Fund D were invested in the Janus Capital Corporation Balanced Fund. One component of Fund C (Pyramid Open End GIC Fund) remained under the management of Deutsche Asset Management, while the other component of Fund C (Mass Mutual Short-Term Investment Fund) was liquidated and transferred to Mass Mutual. These components formed the Blended Stable Value Fund.

Contributions to the Plan may be invested in the following funds:

Rayonier Inc. Common Stock Fund

Funds are invested primarily in Rayonier Inc. common stock.

Blended Stable Value Fund

This portfolio consists of two separate funds: Mass Mutual’s Guaranteed Interest Fund and the Pyramid Open End GIC Fund. Funds are invested in investment contracts issued by other financial institutions, fixed income securities and short-term investments, including obligations of the U.S. Government and money market securities having maturities of one year or less. The fund’s objective is to provide long-term investment growth.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Janus Capital Corporation Balanced Fund

This portfolio is managed by the Janus Capital Corporation. Funds are invested in a mix of equity and income-producing securities (normally 40% to 60% of each). The equity portion favors mature companies with a history of solid earnings and strong cash flows. Fixed-income investments (at least 25%) are selected for their income potential. The fund’s objective is to provide capital and current income growth.

Mass Mutual Indexed Equity Fund

This portfolio is managed by Deutsche Asset Management—a member of the Deutsche Bank Group. The fund seeks to match the performance of Standard & Poor’s (“S&P”) 500 Index by investing in a representative sample of the stocks found in the index. The fund’s objective is to provide returns that closely approximate those of the S&P 500.

Upon enrollment in the Plan, members may direct their contributions and balance transfers in one percent increments to any of the funds. Members may change their investment options daily.

(f)  Member Loans

Members may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the member’s vested balance, or (b) $50,000 reduced by the member’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from the member’s retirement contributions. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member’s account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Committee. The loans bear interest at fixed rates that ranged from 6.00 percent to 11.55 percent during 2001 and from 8.75 to 10.50 percent during 2000. Principal and interest are paid ratably through monthly payroll deductions. The member loans are recorded in the “Investments, at fair value” line in the Statements of Net Assets Available for Benefits for the years ended December 31, 2001, and 2000.

Loan repayments amounted to $654,790 and $571,599, while new loans to participants were $749,298 and $429,585 in 2001 and 2000, respectively.

(g)  Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), or in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their accounts. Alternatively, upon separation from the Company for any reason, a member may elect to defer distribution until March 31 of the year following the member’s attainment of age 70-1/2, provided the member’s vested account balance exceeds $5,000. The member may elect to receive benefit payments in annual installments, generally over a period not to exceed twenty years.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Withdrawals of any amount may be made from the individual’s after-tax account in excess of a prescribed minimum. Distributions from before-tax accounts are prohibited before attaining the age of 59-1/2 except in the case of death, permanent and total disability or financial hardship. Existence of financial hardship is determined by Internal Revenue Service criteria.

(h)  Forfeited Accounts

Forfeited non-vested accounts are used to reduce future employer contributions or to pay for administrative expenses related to the Plan. In 2001, $170,787 of forfeited non-vested accounts was used to pay Plan expenses.

2.    Summary of Significant Accounting Policies

(a)  Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

(b)  Use of Estimates

The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

(c)  Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon its quoted market price. Member loans receivable are valued at cost, which approximates fair value.

Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the trustee (Note 5) based upon the current market values of the underlying assets of the commingled fund. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of Net Assets Available for Benefits for the Pyramid Open End GIC Fund, the Janus Capital Corporation Balanced Fund and the Mass Mutual Indexed Equity Fund as of December 31, 2001, are filed directly with the Department of Labor.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average-cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides various investment options for the participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. It is reasonably possible that changes in values of Plan investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    Investments

The following presents both participant and non-participant directed investments of the Plan:

	December 31,
	2001	2000
Rayonier Inc. common stock (non-participant directed)	30,655,013	$24,833,278
Rayonier Inc. common stock (participant directed)	11,162,028	10,982,048
Cash and Short-term Investments Fund (non-participant directed)	50,809	262,649
Cash and Short-term Investments Fund (participant directed)	18,385	111,708
Mass Mutual Guaranteed Interest Fund	5,274,621	—
Janus Capital Corporation Balanced Fund	5,929,730	—
Mass Mutual Indexed Equity Fund	23,179,036	—
Pyramid Equity Index Fund *	—	28,206,386
Pyramid Open End GIC Fund	12,722,819	15,577,713
Pyramid Balanced Fund*	—	6,901,453
Pyramid Discretionary Cash Fund *	—	4,412
Member loans receivable	1,431,897	1,337,389

	$90,424,338	$88,217,036

*	Discontinued as of November 1, 2001.

4.    Guaranteed Investment Contracts (“GICs”)

Certain GICs held in the Blended Stable Value Fund are synthetic, i.e., the Fund owns certain fixed income marketable securities, and a third party provides a “wrapper” that guarantees a fixed-rate of return. The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the Fund’s financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment based on contract value.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate may be fixed or variable, as specified by each GIC. The average yield was 5.13 percent and 5.77 percent for the years ended December 31, 2001, and 2000, respectively.

The guaranteed rate for Mass Mutual’s Guaranteed Interest Fund was 5.50 percent through December 31, 2001.

5.    Related Party Transactions

Certain funds are managed by Mass Mutual in its Guaranteed Interest Fund. Investors Bank & Trust is the trustee and Mass Mutual is also the recordkeeper as defined by the Plan and; therefore, these transactions qualify as party-in-interest transactions. Plan expenses paid to Mass Mutual for investment management services, recordkeeping and trustee services, on behalf of Investors Bank & Trust, amounted to $25,864 in 2001. The Plan held investments of funds managed by Bankers Trust during the first 10 months of 2001. Plan expenses paid to Bankers Trust for investment management and trustee services amounted to $122,687 in 2001. In addition, certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2001 and 2000, the Plan held 834,181 and 899,600 shares of Rayonier common stock, respectively, which represented an ownership interest of 3.06% and 3.32%, respectively, of the outstanding shares on those dates.

6.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

7.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s tax return filed on IRS Form 5500:

	December 31,
	2001	2000
Net assets available for benefits per the financial statements	$90,747,518	$88,360,752
Amounts allocated to withdrawing members	(9,900)	(712,641)

Net assets available for benefits per Form 5500	$90,737,618	$87,648,111

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of benefits paid to members per the financial statements to the Plan’s tax return filed on IRS Form 5500:

Year ended December 31, 2001
Distributions to members per the financial statements	$10,809,940
Add: Amounts allocated to withdrawing members—current year	9,900
Less: Amounts allocated to withdrawing members—prior year	(712,641)

Distributions to members per Form 5500	$10,107,199

Amounts allocated to withdrawing members are recorded on the Form 5500 as benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date. This amount was significantly reduced in 2001 due to the daily processing of transactions, which became effective in February 2001.

8.    Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated December 27, 1995, that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan, as currently designed, is still being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.    Administrative Expenses

An annual fee to the Plan of up to 0.25 percent of the market value of the assets held by the Plan may be charged to satisfy expenses incurred in conjunction with Plan administration. This includes, but is not limited to, investment management fees, trustee fees and recordkeeping fees. The Company pays the balance of Plan expenses in excess of the maximum charge allowable to the Plan. During 2001, total administrative expenses were $207,559, less than the maximum allowable charge of $227,178.

SCHEDULE H, Line 4i

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

As of December 31, 2001
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Description	Units / Shares	Cost	Current Value

*	Cash and Short-term Investment Fund	69,194	$69,194	$69,194
*	Blended Stable Value Fund	1,789,970	17,918,033	17,997,440
*	Mass Mutual Indexed Equity Fund	2,185,526	21,974,992	23,179,036
*	Janus Capital Corporation Balanced Fund	585,077	5,854,590	5,929,730
*	Rayonier Inc. Common Stock Fund	834,181	35,706,731	41,817,041
* **	Member loans receivable	1,431,897	1,431,897	1,431,897

			$82,955,437	$90,424,338

*	Denotes Party In-Interest transaction.
**	The loans bear fixed interest rates that range from 6.00 percent to 11.55 percent.

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65291 of Rayonier Inc. on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of Rayonier Investment and Savings Plan for Salaried Employees for the year ended December 31, 2001.

DELOITTE & TOUCHE LLP

Jacksonville, Florida
June 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
(Name of Plan)

By:	/s/ JOHN P. O’GRADY
John P. O’Grady Plan Administrator

Date: June 26, 2002

EXHIBIT INDEX

Exhibit No.	Description	Location

99	Report of Independent Certified Public Accountants for the Plan year ended December 31, 2000	Filed herewith